                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MARCH 2006

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA GROUP AND OPERATIONAL BUSINESS UNIT STRATEGIES AND TARGETS FOR THE PERIOD 2006-2008 ILLUSTRATED TO THE FINANCIAL COMMUNITY

Group organic revenue growth forecast between 3% and 4%

EBITDA margin seen stable at 2005 levels for the period 2006 – 2008

EBIT margin seen stable at 2005 levels for the period 2006 – 2008

Planned total industrial investment between 13 billion euro and 14 billion euro

Dividend distribution policy expected to remain in line with 2005 payout

Annual growth targets announced for the first time

Milan, March 8, 2006 – Marco Tronchetti Provera, Chairman of Telecom Italia, and Riccardo Ruggiero, Chief Executive Officer, today presented the Group’s strategic guidelines and targets for the period 2006-2008 to the financial community.

The market scenario in 2005

A number of trends affected the telecommunications business in 2005:

1)

Macroeconomic factors: the slowdown in growth, as shown by the slowdown in GDP, strongly impacted the demand for telecommunications services;

2)

Regulatory factors: the reduction in mobile termination fees was greater than expected. Fees were reduced by around 24% for major Italian mobile carriers between December 2004 and December 2005, compared with 17% for the main carriers in other European nations (France, Germany, Spain and the United Kingdom);

3)

Market evolution: traffic migration from fixed-line to mobile accelerated significantly;

4)

Increased competitive pressure: The high level of liberalization of the Italian market – as acknowledged in the European Commission’s XI Report – resulted in a further reduction in prices to the benefit of end users. Italy has Europe’s second highest number of unbundled lines (1.117 million lines at year-end 2005, up 60% on the previous year). This is the result of one of the most favourable regulatory frameworks in Europe for alternative operators.

Telecom Italia’s reaction

Against this backdrop, the Telecom Italia Group moved fast to implement targeted actions in its various business sectors:

•

Fixed-line: Telecom Italia maintained its national market share of traffic (around 72% in 2005) and boosted growth in broadband services and innovative services based over the IP platform (VoIP) in Italy and across Europe (up 6% of revenues from Data Business in Italy);

•

Mobile: In Italy, Telecom Italia regained market share in line numbers (up 0.6 percentage points in the second half of 2005) and continued to grow through a focus on the development of new value-added services (up 15.4%)

•

Media: La7 increased audience share (up 14%) and gross advertising revenues (up 21%). During the year, significant investments were made in the Digital Terrestrial project (34 million euro), a key part of the Group’s business strategy.

The importance of Italy and Brazil to Telecom Italia’s strategy

Despite a climate of economic stagnation, in 2005 the telecommunications market in Italy remained the most attractive in Europe, registering 5% growth compared with a 3.5% Western European average. In particular the growth in mobile (up 8.4% compared with 2004, European average up 5.4%) and of Broadband (up 35.7% compared with 2004, up 44.4% European average) more than offset the slight decline in fixed-line telephony (down 2% compared with 2004). These figures also confirm the positive impact of the merger between Telecom Italia and TIM in terms of profitability and strategy. Integration, in fact, has provided a more effective market presence and allowed the Group to capture a greater proportion of traffic migrating from the fixed-line network to the mobile one.

To increase the benefits of integration, in 2005 the Group decided to accelerate the commercial push in the mobile business, investing 370 million euro more than originally planned in activities to strengthen its market position.

TIM’s presence in Brazil, both in terms of profitability and market growth, was confirmed a winning strategic choice. Brazil, in fact, is one of the most attractive markets among developing countries, in terms of size, tendency to spend on telecommunications and the constant reduction of national risk factors.

Effectiveness of the One Company model

With the integration of TIM, finalized in the second half of 2005 through the One Company model, the Telecom Italia Group was able to react quickly to the changing industrial scenario and to generate efficiency gains of around 470 million euro in the second half of 2005. This allowed an acceleration of the marketing drive and investment in the development of new services and products, contrasting the erosion and migration of traditional voice services and the reduction of termination prices to guarantee the maintenance of organic operating margins.

The Group’s organizational integration – the most advanced in the current telecommunications scenario – has made further rationalization of personnel possible and significantly raised productivity in terms of revenue per employee. Over the period 2002 to 2005, this indicator increased by 26%. Over the next three years, it is estimated that this figure could rise to 39%.

Key growth drivers for the period 2006-2008: synergies, personnel, convergent network, quality of service, development of new products

Synergies will generate cost and investment savings. In terms of operating costs, the synergies, which are expected to amount to 1.1 billion euro by the end of 2008 compared with 2005. Of this sum, around 900 million euro will be reinvested in activities designed to strengthen the market position and in the continuing development of professional skills. At the investment level, synergies are expected to total 1.3 billion euro by the end of 2008 compared with 2005. Almost all of this (900 million euro) will be reinvested in projects linked to the improvement of customer care, fixed-line and mobile broadband development and the implementation of new technologies (DVB-H, HSDPA, Wi-Bro, UMA, VoIP).

The Telecom Italia Group continues to invest in developing and running trials of new technologies which constitute the cornerstone on which the Group is building and implementing value-added services to drive revenue and profitability growth.

Ongoing personnel optimization will lead to further productivity gains and competency development, boosted by investment in training and the development of new skills.

The pursuit of network integration is creating a unified carriage infrastructure wholly based on the IP protocol to support innovative broadband services for both fixed-line and mobile.

This infrastructure lays the foundation for the development of a common platform over which the same products and services will be offered regardless of terminal type (PC, TV, mobile phone, etc.) via a range of technologies (ADSL, HSDPA, DVB-H, UMA, etc.). It will allow customers to decide when, where and how they want to access services.

A customer-centric focus and service quality are key aspects of Group strategy in an increasingly dynamic and competitive market. Telecom Italia will be adopting a multi-channel approach to offer its clientele multiple methods of obtaining assistance (via fixed-line phone, mobile phone and on the web) in order to speed up and improve customer response effectiveness.

FINANCIAL TARGETS

TELECOM ITALIA GROUP

The Group’s main financial targets for 2006, on an equivalent consolidation area and exchange-rate basis, are:

a)

Revenue growth of between 3% and 4%;

b)

EBITDA margin stable at 2005 levels;

c)

EBIT margin broadly stable at 2005 levels.

Industrial investment will be in line with previous years, in a range between 4.8 billion euro and 4.9 billion euro as in 2005.

Earnings targets over the 2006-2008 period, on an equivalent consolidation and exchange-rate basis, are:

a)

Revenue growth of between 3% and 4%;

b)

EBITDA margin stable at 2005 levels;

c)

EBIT margin stable at 2005 levels.

Overall industrial investment of between 13 billion euro and 14 billion euro, of which over 70% earmarked for innovation and development.

Net financial debt at the end of 2007 is expected to remain in line with the level registered at year-end 2004, corresponding to around 33.5 billion euro. The process of debt reduction is expected to continue through cash generation and the continuing disposal of non-strategic holdings, re-absorbing the higher outlays due to higher expected dividend payments.

The Group expects to maintain a dividend distribution policy that at least matches the levels adopted for 2005.

OPERATIONS

For Wireline, including the European Broadband Project, the targets for 2006, on an equivalent consolidation area and exchange rate basis, are as follows:

a)

Revenue growth of up to 1%;

b)

EBITDA margin stable, in line with 2005 levels.

Planned industrial investment for 2006 is 2.7 billion euro.

In the context of these targets, Wireline expects to achieve over 8.7 million broadband connections, of which 2.8 million “dual play” and 900,000 “triple play”, by the end of 2008.

With regard to the European Broadband Project, targets for the period  2006-2008 are:

a)

Revenues to exceed 1.5 billion euro by the of 2008; by the end of 2006, revenues are forecast to reach 900 million euro;

b)

EBITDA margin above 20% for 2008; above 10% for 2006;

c)

Overall cash flow from operations positive by the end of 2008.

Overall industrial investment by the end of 2008 is expected to be 900 million euro, of which 400 million euro in 2006.

These targets will be achieved predominantly by expanding the customer portfolio to 3.9 million internet connections by the end of 2008, of which 3.7 million broadband connections. The forecast for the end of 2006 is 2.6 million connections, of which 2.3 million broadband connections.

MOBILE

For mobile telephony in Italy, the targets for 2006 on an equivalent consolidation area and exchange-rate basis, excluding exceptional items, are:

a)

Revenue growth of between 2% and 3%;

b)

EBITDA margin stable at 2005 levels.

Industrial investment planned for 2006 amounts to 1.3 billion euro.

By the end of 2008, Mobile targets are for a domestic Italian market share of more than 40%, plus market leadership for UMTS/Mobile BB lines. The forecast is for around one million DVB-H active subscriptions, and for VAS revenues to account for more than 25% of revenue from services.

By the end of 2008, a range of value added services accessible without distinction from fixed-line and mobile terminals (convergent offerings) is expected to account for between 5% and 10% of retail revenues. By the same date, the portfolio of customers using UMA technology-based fixed/mobile “superphones” is expected to exceed one million lines.

Mobile telephony market targets for Brazil over the 2006-08 period on an equivalent consolidation area and exchange-rate basis, excluding exceptional items, are:

a)

Revenue growth of more than 10% compared with 2005 growth of 34.2%, while the target for 2006 is growth of more than 20%;

b)

EBITDA margin over 30% in 2008 (16.1% in 2005), while the target for 2006 is over 20%;

c)

Cash flow from operations at end 2008 expected to exceed 15% of revenues, with break even achieved in 2006.

Investments are forecast to equal 13% of revenues in  2008, while in 2006 they will represent 18% of revenues.

Achieving client base expansion above the market average is the key to achieving these targets. By the end of 2008, the forecast is to supply 27 million lines, while the target for 2006 is 24 million lines.

* * *

Those interested may follow the event live via audiostreaming and videostreaming, including the slide-show, at http://www.telecomitalia.it/investorday2006/.

Telecom Italia

Media Relations

Corporate and Wireline Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.it/investor_relation

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      March 8th, 2006

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager